INFORMATION CIRCULAR

For the

ANNUAL AND SPECIAL MEETING

of

SILVER STANDARD RESOURCES INC.

to be held on

WEDNESDAY, MAY 9, 2012

INFORMATION CIRCULAR

SILVER STANDARD RESOURCES INC.
Suite 1400 - 999 West Hastings Street
Vancouver, British Columbia V6C 2W2

(all information as at March 26, 2012 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual and Special Meeting of the Company’s shareholders (the “Meeting”) to be held on Wednesday, May 9, 2012 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The Company may retain other persons or companies to solicit proxies on behalf of management, in which event customary fees for such service will be paid. All costs of this solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting

Voting at the Meeting will be by a show of hands, each registered shareholder and each Proxyholder (representing a registered or non-registered shareholder) having one vote, unless a poll is required or requested, whereupon each such shareholder and Proxyholder is entitled to one vote for each share held or represented, respectively. To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 662/3% of the votes cast will be required.

Appointment of Proxyholders

The persons named in the accompanying Proxy as Proxyholders are directors or officers of the Company. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act on the shareholder’s behalf at the Meeting other than the persons named in the Proxy as Proxyholders. To exercise this right, the shareholder must insert the name of the shareholder’s nominee in the space provided or complete another Proxy.

A shareholder completing the enclosed Proxy may indicate the manner in which the persons named in the Proxy are to vote with respect to any matter by marking an “X” in the appropriate space. On any poll required (for the reason described above) or requested, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. In such instance, the Proxyholder, if nominated by management, intends to vote the shares represented by the Proxy in favour of the motion.

The enclosed Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Information Circular, the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or the shareholder’s attorney authorized in writing. In the case of a corporation, the Proxy must be dated and duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

The completed Proxy, together with the power of attorney or other authority, if any, under which it was signed or a notarially certified copy thereof, must be deposited with the Company’s transfer agent in accordance with the instructions and before the time set out in the Proxy. Proxies received after such time may be accepted or rejected by the Chair of the Meeting in the Chair’s discretion. Non-registered shareholders that are OBOs (as defined below under “Non-registered Shareholders”) must deliver their completed Proxies in accordance with the instructions given by their financial institution or other intermediary that forwarded the Proxy to them.

Registered Shareholders

Only shareholders registered as shareholders in the Company’s shareholder registry maintained by the Company’s registrar and transfer agent or duly appointed Proxyholders (except as discussed below under “Non-registered Shareholders”) will be recognized to make motions or vote at the Meeting.

Non-registered Shareholders

Many shareholders are “non-registered” shareholders because the shares of the Company they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered Shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Non-Registered Holders: those who object to their name being made known to the issuers of securities which they own (called OBOs, for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs, for Non-Objecting Beneficial Owners). Subject to the provisions of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”), issuers can request and obtain a list of their NOBOs from intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly (not via Broadridge Financial Solutions Inc., to whom many intermediaries delegate investor communications) to NOBOs.

This year, we have decided to take advantage of those provisions of NI 54-101 that permit us to directly deliver proxy-related materials to our NOBOs who have not waived the right to receive them. As a result NOBOs can expect to receive a Voting Instruction Form (“VIF”), together with the Notice of Meeting, this Information Circular and related documents from our transfer agent, Computershare Investor Services Inc. (“Computershare”). These VIFs are to be completed and returned to Computershare in the envelope provided or voted using the telephone or internet alternatives included on the VIF. In this regard, Computershare is required to follow the voting instructions properly received from NOBOs. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Common Shares represented by the VIFs they receive. NOBOs should carefully follow the instructions of Computershare, including those regarding when and where to complete the VIFs that are to be returned to Computershare. A VIF cannot be used to vote shares directly at the Meeting. Should a NOBO wish to vote at the Meeting in person, the NOBO must insert the names of the NOBO in the space provided, and attend the Meeting and vote in person.

NOBOs that wish to change their vote must in sufficient time in advance of the Meeting contact Computershare to arrange to change their vote.

In accordance with the requirements of NI 54-101, we have distributed copies of the Notice of Meeting, this Information Circular, the form of proxy and related documents (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to OBOs. Intermediaries are required to forward the Meeting Materials to OBOs unless in the case of certain proxy-related materials the OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. With those Meeting Materials, Intermediaries or their service companies should provide OBOs of Common Shares with a “request for voting instruction form” which, when properly completed and signed by such OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit OBOs of Common Shares to direct the voting of the Common Shares that they beneficially own. Should an OBO of Common Shares wish to vote at the Meeting in person, the OBO should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the OBO the right to attend the Meeting and vote in person. OBOs should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

Shareholders with questions respecting the voting of shares held through a stockbroker or other financial intermediary should contact that stockbroker or other intermediary for assistance.

REVOCATION OF PROXIES

Shareholders have the power to revoke Proxies previously given by them. Revocation can be effected by an instrument in writing (which includes a Proxy bearing a later date) signed by a shareholder or the shareholder’s attorney authorized in writing and in the case of a corporation, duly executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation, and either delivered to the registered office of the Company at 1400 - 999 West Hastings Street, Vancouver, BC V6C 2W2, Canada or to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 416-263-9524 outside of Canada and the US, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chair of the Meeting on the day of the Meeting.

Only registered Shareholders have the right to revoke a proxy. OBOs of Common Shares who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set out above.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at the date hereof, the Company has issued and outstanding 80,745,100 fully paid and non-assessable common shares, each share carrying the right to one vote. The Company has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on March 26, 2012 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 331/3% of the issued shares entitled to be voted at the meeting.

To the best of the knowledge of the directors and senior officers of the Company, the only persons who, or corporations which, beneficially own, or control or direct, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company are:

Shareholder Name	Number of Shares	Percentage of Issued Shares
Royce & Associates, LLC	10,378,025(1)	12.9%

(1)	The number of shares is based on Royce & Associates, LLC Form 13G submission as at December 31, 2011.

EXCHANGE RATE

All dollar amounts referenced herein unless otherwise indicated are expressed in United States dollars and Canadian dollars are referred to as “C$”.

NUMBER OF DIRECTORS

The Board of Directors of the Company presently consists of six directors and it is proposed to fix the number of directors for the following year at six. This requires the approval of the shareholders of the Company by an ordinary resolution, which approval will be sought at the Meeting. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for fixing the number of directors at six, unless instructed otherwise.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (“Business Corporations Act”). All of the current nominees were elected as directors by the shareholders at last year’s annual general meeting and have agreed to serve as directors if elected.

At the Meeting, the Company will ask shareholders to vote for the election of the six nominees proposed by the Company as directors. Each holder of common shares will be entitled to cast their votes for or withhold their votes from the election of each director. The management proxyholders named in the accompanying form of proxy as proxyholders intend to vote for the election of all nominees whose names are set forth in this Information Circular, unless instructed otherwise.

Majority Voting for Directors

As part of its ongoing review of corporate governance practices, in April 2009, the Board of Directors adopted a policy that requires, in an uncontested election of directors, any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the shareholder’s meeting. The Corporate Governance and Nominating Committee will consider the offer of resignation and make a recommendation to the Board of Directors on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the Corporate Governance and Nominating Committee will consider all factors deemed relevant by members of such Committee. The Corporate Governance and Nominating Committee will be expected to recommend acceptance of the resignation except in situations where the consideration would warrant the applicable director continuing to serve on the Board of Directors. The Board of Directors will make its final decision and announce it in a news release within 90 days following the shareholders’ meeting. A director who tenders his resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Nominating Committee at which the resignation is considered.

Nominees

The following charts provide information on the six nominees proposed for election as directors, the province or state and country in which each is ordinarily resident, and the period or periods during which each has served as a director. Included in these charts is information relating to the nominees’ membership on committees of the Board, other public board memberships held in the past five years, and Board and committee meeting attendance in the 12 months ended December 31, 2011. In that period, the Board of Directors held 12 regularly scheduled and special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled over a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended 100% of applicable Board and committee meetings.

The charts also show present principal occupation and principal occupations held in the last five years. In addition, the charts show the nominees’ current equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, options and deferred share units (“DSUs”) (each equivalent in value to a common share) credited to each nominee. The total equity value of common shares and DSUs held as at March 26, 2012, and December 31, 2011 is presented below.

(1)	Mr. Anglin was appointed as a member of the Audit Committee and Chair of the Corporate Governance and Nominating Committee on August 10, 2011.
(2)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.017 at December 31, 2011.
(4)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

**John R. Brodie, FCA**

West Vancouver, British Columbia, Canada

Age: 67

Director Since: January 10, 2006

**Independent**

Mr. Brodie is the Chair and the financial expert of our Audit Committee and is a member of our Compensation Committee. Mr. Brodie has been the President of John R. Brodie Capital Inc., a private consulting firm, since 2003. From 1975 to 2003, Mr. Brodie was a partner at KPMG LLP and from 1987 to 1995 served as a director of KPMG LLP. Mr. Brodie graduated from the University of Manitoba with a Bachelor of Science degree in 1967 and attended the Stanford Executive Program at Stanford University in 1982. He is a member of the Canadian Institute of Chartered Accountants, British Columbia Institute of Chartered Accountants and a lifetime member of Certified Fraud Examiners. Mr. Brodie was elected a Fellow and awarded the FCA designation by the Institute of Chartered Accountants of British Columbia in 2003 for distinguished service to the accounting profession.

| Other Public Company directorships in the past five years | Area of Expertise |
|---|---|
| Ag Growth International Inc. (May 2004 – Present)<br>Augusta Resource Corporation (June 2011 – Present)<br>Wildcat Silver Corp. (July 2008 – Present)<br><br>Far West Mining Inc. (November 2003 – June, 2011)<br>Copper Belt Resources (June 2005 – March 2008)<br>Cross Lake Minerals Ltd. (October 2008 – January 2010)<br>Pacific Safety Products Inc. (September 2005 – September 2010)<br>Rubicon Minerals Corporation (January 2005 - March 2010)<br>Western Coal Corp. (May 2005 – May 2011) | Accounting, Audit and Finance<br>International and Business Tax<br>Human Resources and Compensation<br>Corporate Governance<br>Environment and Health |

| Board/Committee Membership[1] | Attendance | |
|---|---|---|
| Board | 12 of 12 | 100% |
| Audit | 6 of 6 | 100% |
| Compensation | 7 of 7 | 100% |
| Corporate Governance | 1 of 1 | 100% |

| Options, Common Shares and DSUs (as at March 26, 2012) | | | | | |
|---|---|---|---|---|---|
| **Year** | **Options** | **Common Shares** | **DSUs** | **Total of Common Shares and DSUs** | **Total Value of Common Shares and DSUs** |
| **2012** | 14,000 | 3,500 | 14,281 | 17,781 | $270,518[2] |
| **Options, Common Shares and DSUs (as at December 31)** | | | | | |
| **2011** | 14,000 | Nil | 12,562 | 12,562 | $174,163[3] |
| **2010** | 94,000 | Nil | 9,535 | 9,535 | $266,608[4] |

(1)	Mr. Brodie was appointed to the Corporate Governance & Nominating Committee on May 11, 2011 and ceased being a member on August 10, 2011.
(2)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.
(4)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(1)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.
(2)	Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(1)	Mr. Paterson was appointed to the Safety and Sustainability Committee on May 11, 2011.
(2)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.
(4)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

(1)	Mr. Smith is an employee director and therefore, does not receive DSUs. Mr. Smith has been awarded Performance Share Units. See “Executive Compensation – Long Term Incentive Awards”.
(2)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.

(1)	On August 10, 2011 Mr. Tomsett ceased to be a member of the Audit Committee.
(2)	Calculated using the market price of our shares on the TSX on March 26, 2012 (C$15.08). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9912 at March 26, 2012.
(3)	Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.
(4)	Calculated using the market price of our shares on the TSX on December 31, 2010 (C$27.81). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9946 at December 31, 2010.

To the best of management’s knowledge, except, as disclosed below, no proposed director is, or has been within the last ten years, a director or executive officer of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On October 14, 2008, Cross Lake Minerals Ltd. (“Cross Lake”), a company for which Mr. Brodie became a director, was the subject of insolvency proceedings under the Companies Creditors’ Arrangement Act (Canada) (“CCAA”). Mr. Brodie was appointed a director on October 24, 2008, after the proceedings commenced, to assist with the re-organization of Cross Lake because of his experience and expertise in corporate restructurings. PricewaterhouseCoopers LLP was appointed as Monitor of Cross Lake’s business affairs to assist in its developing a reorganization plan. On the successful completion of the restructuring of Cross Lake, Mr. Brodie resigned from the board.

Mr. Paterson was a director of a private company, Propex Inc. which filed for bankruptcy protection under Chapter 11 of the US Bankruptcy Code in 2008.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

EXECUTIVE COMPENSATION

Unless otherwise stated, compensation amounts contained in this section are reported in US dollars, the currency the Company uses in its financial statements.

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither one of our executive officers nor acting in a similar capacity at the end of that financial year.

As at December 31, 2011, the end of the Company’s most recently completed financial year, we had six Named Executive Officers, whose names and positions held with the Company are set out under the heading “Summary Compensation Table” below. Included in our Named Executive Officers are Tom S.Q. Yip who served as our Vice President, Finance and Chief Financial Officer until August 31, 2011 and Matthew Freeman, who served as our interim Chief Financial Officer from August 31, 2011 until January 31, 2012.

Compensation Discussion & Analysis

Compensation Philosophy and Principles

The Company recognizes that people are our primary asset and our principal source of competitive advantage. The success of the Company depends upon a group of highly qualified and motivated executives dedicated to the consistent operation and strong long-term performance of the Company. Highly skilled and motivated executives greatly enhance the Company’s ability to produce superior results for its shareholders and to be a leader in its industry. In 2010, the Company adopted an Executive Compensation Philosophy, the purpose of which is to detail the Company’s goals, principles and limitations in regard to executive compensation. This philosophy is intended to guide the Company in establishing a foundation for executive compensation decisions. Executive compensation at the Company is performance-based, driven by the achievements of the individual and the Company.

The goal for the Company’s executive compensation program is to provide a total compensation package that is competitive in the industry, flexible, and attracts, motivates and retains experienced and qualified executive leadership. The mining industry is experiencing a very competitive labour market and this situation is expected to continue for the foreseeable future as the talent pool ages and the supply of experienced talent continues to decline. As the Company expands the number of operating mines in its portfolio, the necessary experienced talent will be drawn primarily from mid-tier and senior producer companies within the mining industry.

In order to accomplish its goals and to ensure that the Company’s executive compensation program is consistent with its stated mission and strategy, the Board of Directors has approved the following philosophy statements: (1) The Company will provide a competitive and flexible compensation program for its senior executives that will attract, motivate and retain the highly qualified individuals necessary to grow our business. Our desire is to motivate employees to achieve higher levels of performance and to appropriately reward those employees for their efforts; and (2) Compensation programs will emphasize a “pay-for-performance” system, in which an individual’s long-term compensation and career advancement are dependent upon both individual and Company performance, with an objective of increasing long-term shareholder value. If the individual or the Company does not meet its objectives, awards will be adjusted in accordance with pre-established metrics and formulae.

There are four components to the Company’s “pay-for-performance” system: base salary; short-term incentive compensation; long-term incentive compensation; and non-cash compensation.

Base Salary. Annual base salary must be considered in the context of the total compensation package. Generally, we will target to be competitive within our defined peer group (discussed below) and market place where we compete for talent. Salaries are reviewed annually and base salaries may be adjusted based on changes within the competitive market of our peer group, an individual’s evaluated performance and his or her direct manager’s assessment.

Short-term Incentive. The objective of the short-term incentive program at the Company is to put variable pay at risk, motivate the executive to achieve pre-determined objectives and provide a means to reward achievement of the annual business plan. The short-term incentive plan is based on the achievement of both corporate and individual goals. Corporate goals are derived from the Company’s annual business plan and are typically 5 – 7 in number. Bonuses are scaled depending on actual performance compared to the expected performance set out in the Company’s business plan. The CEO develops individual goals for each member of the senior management team. Individual goals for the CEO are developed by the Board of Directors. We continue to strive to provide superior compensation for employees who deliver superior results. The CEO and the Compensation Committee also retain the right to exercise discretion when making incentive compensation recommendations to the Board to reflect extraordinary events and or market conditions.

Long-Term Incentive (“LTI”). The objective of the LTI program is to ensure the appropriate level of long-term reward/risk to motivate executive performance and provide retention of senior management. Prior to 2010, our LTI program consisted of only Company stock options. In 2010, our Board of Directors approved a new LTI program, which was introduced in January 2011. The new LTI program for our executive participants includes Performance Share Units (“PSUs”) in addition to stock options. The PSUs are intended to bring better alignment of executive risk/rewards measured by total returns to the Company’s shareholders relative to our defined peer group. Under the LTI plan, executive participants will be eligible for PSU grants on an annual basis, subject to Board approval. The PSUs will have a three year cliff-vesting period, and the potential payout at the end of the period will range from 0 to 200% of the initial grant, depending on results. The payout will be based on a “Total Shareholder Return” (“TSR”) calculation at the end of the three year vesting period, in comparison to the TSR of our defined peer group. The peer group has been established by the Board of Directors and will be reviewed annually for continued appropriateness. Our goal continues to be motivation of our executives for the long-term by balancing appropriate reward / risk for both the individual and the Company.

The criteria for choosing the comparator group is as follows: (a) companies in the precious metals segment, with similar revenue, market capitalization, operations and projects (b) companies that reflect our competition for investment dollars.

In 2011 our TSR Comparator group included Alamos Gold Inc.; Allied Nevada Gold Corp.; AuRico Gold Inc.; Compania de Minas Buenaventura; Centamin Egypt Ltd.; Coeur d’Alene Mines Corporation; European Goldfields; Fresnillo plc; Golden Star Resources Inc.; Hecla Mining Company; Hochschild Mining; Iamgold Corporation; Ivanhoe Mines Ltd.; New Gold Inc.; Northgate Minerals; Novagold Resources Inc.; Minefinders; Pan American Silver Corp.; the Silver Price; Silver Wheaton Corp. and Silvercorp Metals Inc.

The Board reviews the TSR Comparator Group on an annual basis and adjusts the group based on continued applicability and mergers and acquisitions in the market place.

In 2012, we have adjusted our TSR Comparator Group to include: Alexco Resource Corp.; Endeavour Silver Corp.; First Majestic Silver Corp.; Fortuna Silver Mines Inc.; and International Minerals Corp.; based on the criteria listed above, and our desire to increase the size of our comparator group. We have removed from the TSR Comparator Group European Goldfields and Northgate Minerals (due to acquisitions) and Ivanhoe Mines Ltd. This adjusted TSR Comparator Group will be used to calculate the value of PSUs which were granted January, 2012.

Under the Company’s Stock Option Plan, grants are made annually at the market price of the underlying stock and the options vest one-third annually on the first, second and third anniversaries of grant. The Board currently grants stock options with a term of seven years.

Under the Company’s LTI plan, PSU and stock option grants have equal dollar value and the total value of grants is based on the individual’s base salary and position in the Company.

Non-cash Compensation. In addition to the programs outlined above, executives at the Company will be eligible to participate in company provided Health and Welfare benefits, annual medical screenings, Retirement Savings Programs (Defined Contribution), paid time off and other perquisites. The Company reviews these benefits on a periodic basis to ensure market competitiveness.

There were no identified risks arising from the Company's compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Named Executive Officer Compensation

Compensation for each of our Named Executive Officers is comprised of a base salary, a short term incentive award, a long-term incentive award and non-cash compensation. In general terms, our compensation program is intended to operate in an integrated manner to meet company objectives.

Base Salary

The base salary of our Named Executive Officers is designed to attract and retain individuals who can contribute to our growth as an operating mining company. During the last several years, competition among resource companies for skilled executives has been intense and the base salaries of recently hired Named Executive Officers have been established through negotiation in the market place. Base salaries are reviewed annually to reflect performance and market conditions if appropriate. For 2012, base salaries for each Named Executive Officer were reviewed by our Compensation Committee and changes were approved by the independent members of the Board, in consultation with our CEO and based on discussion, analysis and review of compensation data provided by the Hay Group on our peer group of companies and the PwC Canadian mining survey of base salaries. In 2010, our Compensation Committee established and reviewed our peer group of companies, against which to benchmark the base salaries of our Named Executive Officers. The selection of our peer group was based on two principal criteria; (1) Companies that are similar to Silver Standard in terms of roles, operations, locations, staff levels, projects etc.; and (2) Companies which are a potential source of executive talent. The peer group for 2012 includes Agnico-Eagle Mines Ltd., Aurico, First Majestic Silver Corp., GoldCorp., NovaGold, Teck Resources, Yamana Gold, IAMGOLD Corp., Fresnillo Mining, QuadraFNX Mining Ltd., Centerra Gold Inc., Eldorado Gold Corp., HudBay Minerals Inc., Pan American Silver Corp., Thompson Creek Metals Co. Inc., Stillwater Mining Co., New Gold Inc., Coeur d’ Alene Mines Corp., Golden Star Resources Ltd., Hecla Mining Co., Eastern Platinum Ltd., European Goldfields Ltd., Ivanhoe Mining Ltd., and Lundin Mining. The Company will continue to monitor relevant market data and our peer group, to ensure competitiveness of our base salaries for Named Executive Officers in the marketplace.

Short Term Incentive Award

Short-term incentive awards are used to reward Named Executive Officers for their performance during the year and to incentivize such individuals for the following year. The awards are comprised of cash bonuses in amounts determined by the Compensation Committee, in consultation with our CEO, and approved by the Board. The target annual short term incentive award ranges from 50% to 100% of base salary (actual payouts can range from 0 to 200% of target) for each Named Executive Officer. Cash bonuses were awarded to our Named Executive Officers, based on the Company’s achievement of corporate objectives as well as achievement of their own personal objectives that were established at the start of the year, as determined by our CEO and the Compensation Committee and approved by the board. For the Named Executive Officers, the short term incentive awards are weighted 70% for corporate objectives and 30% for personal objectives.

The Company’s corporate targets for 2011 were measured and based on the following factors: production of ounces of silver at the Pirquitas Mine; operating costs; operating cash flow; completion of feasibility studies for some of our mineral projects; exploration reserves increase; reduction of “High Potential Incidents” (“HPI”) across the Company; and a reduction in environmental and community relations incidents. In 2011, it was determined that the Company achieved 45% of its corporate objectives. The Company overachieved on its HPI objective, achieved its exploration and community relations targets, but did not achieve expectations on production, operating cost, feasibility studies and environmental objectives.

Individual Performance for Named Executive Officers

For the Named Executive Officers, the individual performance component is weighted at 30% of the bonus potential, except for Matthew Freeman whose performance component is weighted at 50%, with the ability to over achieve based on accomplishments of the individual (described below). For 2011 the Compensation Committee recommended to the Board that discretion be applied to awards for the individual performance component of our plan to reflect the significant effort of our Named Executive Officers in addressing unique operating circumstances and to build the Company foundation for future growth, irrespective of the short-term impact on financial results. The Compensation Committee did not alter our plan with respect to the corporate performance component.

John Smith – President and Chief Executive Officer is evaluated on the basis of the Company’s overall long and short term performance. Significant progress was made in recruiting executives and technical teams as well as making changes at the Pirquitas Mine that positions the mine for the future. He also pursued alternative strategic options for several projects in our development pipeline.

Joe Phillips, Senior Vice President exceeded target on his personal objectives in 2011 by implementing substantial improvements at our operations, expanding our development options with respect to both our Pitarrilla and San Luis projects and upgrading and increasing our talent within the operations / development group.

John W. DeCooman, Vice President exceeded target on his personal objectives in 2011 by selling our non-core Bowdens asset for a substantial gain, setting the stage for entering into both short and long term contracts to sell concentrate on terms more favorable than those achieved in the past, and upgrading our Investor Relations function and our mergers and acquisition capability.

Tom Yip, Vice President and Chief Financial Officer and Silver Standard entered into a Transition Agreement under which Mr. Yip did not receive a 2011 bonus.

Matthew Freeman, Interim Chief Financial Officer, exceeded target on his personal objectives for 2011. As noted, Mr. Freeman was our interim CFO for part of the 2011 year and contributed significantly to Silver Standard directing the preparation of monthly, quarterly and year-end financial reports as well as leading our annual budgeting process. It should be noted that Mr. Freeman participates in a non-executive short-term incentive plan and his personal weighting is 50%.

David Smith, Vice President exceeded target on his personal objectives for 2011 by leading the recruitment of several new senior executives for Silver Standard, implementing executive leadership development and communication programs and establishing the framework for labour relations at our mine in Mexico.

For 2011, the Compensation Committee monitored and made improvements to the short-term incentive award program that sets objective and subjective corporate performance goals and personal performance goals for all Named Executive Officers. These improvements focused on timing of the objective setting process. Annual performance objectives are established through consultation amongst the CEO, Named Executive Officers and the Compensation Committee, for final approval by the Board. The Compensation Committee will also review personal objectives for the CEO and recommend them to the Board of Directors for approval.

Long Term Incentive Awards

Our Long-Term Incentive program utilizes both Stock Options and PSUs. Stock Options are used to retain our Named Executive Officers while aligning their interest with those of our shareholders by providing incentive to grow the Company and increase the wealth of our shareholders, through an increase in our share price. The vesting schedule for our stock options is currently as follows: 1/3 of options granted vest one year after the date of grant; 1/3 of options vest two years after the date of grant; and the final 1/3 of options vest three years after the date of grant. The term for exercising stock options is seven years.

In January 2011, stock options and PSUs were granted to our Named Executive Officers with the exception of Mr. Freeman. The number of options granted to each Named Executive Officer was reviewed by the Compensation Committee and approved by the Board, in consultation with our CEO. The Compensation Committee recommended the grant of options after discussion taking into account individual performance, targets under our approach to LTI, participant’s ability to contribute to our long term growth and the need to retain our Named Executive Officers. Based on this discussion and our plan design, Named Executive Officer participants were granted options valued from 50% to 100% of their base salaries.

The Target Milestone for the PSUs granted is based on the TSR of Silver Standard over the Performance Period compared with the TSR of our comparator group of companies set forth above (the “Comparator Companies”) over the same time period. The Compensation Committee may revise the Comparator Companies, as appropriate from time to time and did so in 2012 for the reasons discussed above.

As soon as reasonably practicable following the end of the Performance Period (and in any event not later than 30 days following the end of the Performance Period), the Committee will determine the Company’s TSR performance and assign a percentage from 0 – 200% reflecting such performance as follows (the

“Performance Percentage”):

a)	if the Company’s TSR is equal to the 100th percentile as compared to the TSR of the Comparator Companies, 200%;

b)	if the Company’s TSR is equal to or greater than the 75th percentile, but less than the 100th percentile, as compared to the TSR of the Comparator Companies, 150%;

c)	if the Company’s TSR is equal to or greater than the 50th percentile, but less than the 75th percentile, as compared to the TSR of the Comparator Companies, 100%;

d)	if the Company’s TSR is equal to or greater than the 25th percentile, but less than the 50th percentile, as compared to the TSR of the Comparator Companies, 50%; or

e)	if the Company’s TSR is less than the 25th percentile as compared to the TSR of the Comparator Companies, 0%;

Subject to the PSU Plan, the number of PSUs granted vest in favour of each Designated Participant on the Vesting Date equal to the number of PSUs granted to such Designated Participant multiplied by the Performance Percentage. The formula for granting PSUs to the Named Executive Officers’ is a target award of from 50% to 100% of base salary (50% for Vice Presidents, 75% for Senior Vice Presidents and 100% for the CEO) divided by the 5 day Volume Weighted Average Price (“VWAP”) prior to the date of the award.

The PSUs will also vest in the event of a termination upon a change of control. If the termination date is on or after the date which is one half way through the applicable performance period, all unvested PSUs are deemed to be vested PSUs based on an assumed performance percentage of 100% and shall be redeemed at a cash amount equal to the market value of the shares at the termination date. If the termination date is before the date which is one-half way through the Performance Period applicable to the PSUs held, all unvested PSUs shall immediately be deemed to be Vested PSUs as of the termination date based on an assumed Performance Percentage of 100 per cent and the Company shall redeem such vested PSUs by paying, as of the redemption date, a cash amount calculated by multiplying the Market Value of such vested PSUs as of the termination date by the proportion of the Performance Period which has elapsed as of the termination date. In the event of a Change of Control where an acquiror of the Company does not agree to assume all of the obligations of the Company under the PSU Plan, or the Committee determines that such assumption is not consistent with the objectives of the PSU Plan, all unvested PSUs held shall immediately be deemed to be vested PSUs as of the effective date of the Change of Control based on an assumed Performance Percentage of (a) 100 per cent or (b) any percentage specifically determined by the Committee for this purpose and the Company shall redeem such vested PSUs by paying to each Designated Participant, as of the Redemption Date, a cash amount equal to such vested PSUs calculated by multiplying (a) the Market Value of such vested PSUs as of the effective date of the Change of Control by (b) the proportion of the Performance Period that has elapsed as of the effective date of the Change of Control.

No Named Executive Officer or director has purchased any financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) designed to hedge or offset a decrease in the market value of the equity-based securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.

Performance Graph

The following chart compares the total cumulative shareholder return for C$100 invested in the Company’s common shares since December 31, 2006, with the cumulative total return of the S&P/TSX Composite Index for the five most recently completed fiscal years of the Company.

Silver Standard Resources Inc.
Comparison of Five Year Total Common Shareholder’s Return
(as at December 31 of each year)

For the financial years ended	2006	2007	2008	2009	2010	2011

Common Shares of Silver Standard Resources Inc.	C$100.00	C$100.70	C$54.33	C$64.25	C$77.68	C$39.39

S&P / TSX Composite Total Returns Index	C$100.00	C$109.83	C$73.58	C$99.38	C$116.87	C$106.69

Under our compensation program, base salary and short-term incentive awards for each year are determined in March in conjunction with the assessment of our previous year-end results. Long-term incentive awards for each year are determined in January for all executive participants, to align with the start of the measurement period for PSUs and adhere to appropriate taxation regulations. While the Company’s share price has decreased over the 5 year period, compensation to Named Executive Officers has increased. In 2011, the salaries of Named Executive Officers were increased to address inflation and the increasingly competitive market for executive talent in the mining industry.

Option-Based Awards

The Compensation Committee, in consultation with our CEO, periodically assesses our stock option plan and recommends any proposed amendments to our Board of Directors for approval. In accordance with the Toronto Stock Exchange requirements, our shareholders are required to reapprove the stock option plan every three years.

Compensation Governance

The Company has established a Compensation Committee comprised of three independent directors, Messrs. Paterson, Campbell and Brodie. Messrs. Paterson, Campbell and Brodie have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Please refer to each of their biographies under the heading “Election of Directors”. The Committee members have the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices. The Compensation Committee’s responsibilities, powers and operation are described under the heading “Compensation Committee”.

Fees Paid to Compensation Consultants

Fiscal Year	2011(1)			2010(2)
	Hay Group Limited (3)	Towers- Watson Canada Inc. (4)	Semler Brossy Consulting Group, LLC (5)	Hay Group Limited (3)	Towers- Watson Canada Inc. (4)	Semler Brossy Consulting Group, LLC (5)
Executive compensation related fees	$77,229	$6,964	$35,031	$54,988	$35,766	$8,447
All other fees	Nil	Nil	Nil	Nil	Nil	Nil
Total Fees	$119,224			$99,201

(1)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(2)	Invoices were received in Canadian dollars, amounts above have been converted using the US dollar/Canadian dollar average exchange rate of 1.0299 for 2010.
(3)	Hay Group Limited fees are related to services regarding comparative salary information.
(4)

Towers-Watson Canada Inc. fees are related to services regarding advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends.

(5)

Semler Brossy Consulting Group, LLC fees are related to services regarding specific consultative projects, including an independent review of our new compensation program, director compensation and research on executive ownership programs.

Summary Compensation Table

The following table is a summary of compensation paid in the Company’s previous three financial years to our Named Executive Officers for our most recently completed fiscal year. The salaries for the Named Executive Officers are stated in US dollars, but are paid in Canadian dollars.

Name and principal position	Year	Salary ($) (1)	Share Based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		All other compensation (6) ($)	Total compensation ($)
					Annual incentive plans (5)	Long- term incentive plans
John Smith	2011	631,888	1,233,223(7)(8)	581,058 (3)	Nil(10)	Nil	33,169	2,479,338
President and CEO	2010	252,856	N/A	4,271,888(3)	291,290	Nil	48,548	4,864,582
	2009	N/A	N/A	N/A	N/A	Nil	N/A	N/A
Tom S.Q. Yip	2011	244,330	409,558(7)(8)	129,005(3)	Nil	Nil	659,374(4)	1,442,267
Vice President,	2010	268,958	N/A	Nil	172,754	Nil	59,229	500,941
Finance and CFO	2009	227,671	N/A	452,280(3)	60,967	Nil	10,552	751,470
Matthew Freeman(2)	2011	148,620	86,340(9)	67,482(3)	60,661	Nil	5,945	369,048
Interim Chief	2010	56,266	N/A	85,438(3)	16,992	Nil	15,244	173,940
Financial Officer	2009	N/A	N/A	N/A	N/A	Nil	N/A	N/A
Joe Phillips	2011	328,582	N/A	1,999,894 (3)	303,306	Nil	10,515	2,642,297
Senior Vice	2010	N/A	N/A	N/A	N/A	Nil	N/A	N/A
President	2009	N/A	N/A	N/A	N/A	Nil	N/A	N/A
Operations and
Development
W. John	2011	288,141	334,472(7)(8)	105,550 (3)	146,598	Nil	7,861	882,622
DeCooman	2010	218,468	N/A	Nil	192,779	Nil	48,548	459,795
Vice President,	2009	100,313	N/A	552,801(3)	32,180	Nil	Nil	685,294
Business
Development and
Strategy
David Smith	2011	254,777	334,472(7)(8)	105,549(3)	121,322	Nil	10,191	826,311
Vice President,	2010	213,613	N/A	Nil	137,269	Nil	54,309	405,191
Human Resources	2009	15,689	N/A	966,316 (3)	Nil	Nil	Nil	982,005

(1)

Named Executive Officers are remunerated in Canadian dollars and amounts contained in this table are converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011, 1.0299 for 2010, and 1.142 for 2009. Base salaries were: Mr. J. Smith C$625,000 (2010 was pro-rated and 2009 – nil); Mr. Yip 2011 – C$325,000 (2010 - C$277,000 and 2009 – C$260,000); Mr. Freeman C$147,000 (2010 – C$120,000 was pro-rated from July thru to December); Mr. Phillips C$390,000; Mr. DeCooman C$285,000 (2010 – C$225,000 and 2009 - C$210,000); and Mr. D. Smith C$252,000 (2010 – C$225,000 and 2009 – C$215,000), Base salaries in this table for Messrs. Freeman and Phillips represent amounts paid for their period of service during the year.

(2)	Mr. Freeman served as the interim CFO from August 31, 2011 to January 31, 2012 and Mr. Phillips commenced employment in March, 2011.
(3)

Amounts shown represent Options granted as part of the annual compensation package of each Named Executive Officer (and on hire, in the case of Mr. DeCooman and Mr. D. Smith in May and December 2009, respectively, Mr. Freeman and Mr. J. Smith in August, 2010, and Mr. Phillips in March, 2011). The Black-Scholes model was used to calculate and assign a prospective value per Option granted to the Named Executive Officers, based on the date of grant. Options granted as part of the annual compensation package granted December 16, 2009 had a Black-Scholes value of C$12.91, Options granted January 27, 2011 had a Black-Scholes value of C$10.55, Options granted March 9, 2011 (in the case of Mr. Freeman only) had a Black-Scholes value of C$13.35. Options granted to new hires as described above had the following Black- Sholes values: May 15, 2009 had a Black-Scholes value of C$12.55, December 14, 2009 had a Black-Scholes value of C$12.98, August 13, 2010 had a Black-Scholes value of C$8.80, March 28, 2011 had a Black-Scholes value of C$13.19. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. Upon vesting, and until their expiry, the Options may or may not be “in the money” depending on the Common Share price during that period at times when the executive is not restricted from trading under the Company’s insider trading policy.

(4)	Includes transition agreement payment per agreement, vacation pay-out, and group registered savings plan.
(5)	Annual Incentive bonus awards for the 2011 fiscal year were determined and paid to the Named Executive Officers in 2012.
(6)

All Other Compensation for Named Executive Officers is comprised of payments for term life insurance, disability insurance and group registered retirement savings plan (“RRSP”) payments made by us on their behalf, as applicable. In 2010, this includes payments with respect to participation in the Pretium Resources Inc (“Pretium”) Initial Public Offering whereby the company matched the executives purchase of Pretium common shares at a rate of 1 for 2 shares purchased up to a limit of C$50,000 for Messrs. Smith, Yip, DeCooman, and D. Smith, and up to C$15,000 for Mr. Freeman.

(7)

A PSU transition grant was granted to the Named Executive Officer’s on January 27, 2011. The PSU transition grant value was determined by using 100% of the Named Executive Officers’ salary, divided by the greater of the closing price preceding the award date and the 5 day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted (rounded to the nearest hundred). The performance period for transition PSU grant is January 4, 2011 to December 31, 2012, please refer to “Long Term Incentive Awards” for details of the PSU Plan and Target Shareholder Return milestones. For accounting purposes, we selected the Monte Carlo model for valuation for disclosure of the fair value. As at the start of the performance period, January 4, 2011 the Monte Carlo valuation for the PSU was $31.00 per PSU. As at December 31, 2011, the Monte Carlo valuation for the PSU was $6.95 for the two year performance period. Mr. J. Smith received 27,100 Transition PSUs, Mr. Yip received 12,000 Transition PSUs, Mr. DeCooman received 9,800 Transition PSU and Mr. D. Smith received 9,800 Transition PSUs. Mr. Phillips was not employed in the capacity of Senior Vice President Operations and Development at the date of the PSU Transition grant and therefore, did not receive a grant.

(8)

A PSU LTI grant was granted to the Named Executive Officers’ on January 27, 2011. The PSU LTI grant value was determined by using 50% of the Vice-President Named Executive Officer’s salary, 75% of the Senior Vice-President salary and in the case of the CEO 100% of his salary, divided by the greater of the closing price preceding the award date and the 5day VWAP share price prior to the award date (C$23.14) to establish the number of PSUs to be granted. The performance period for the PSU LTI grant is January 4, 2011 to December 31, 2013, please refer to “Long Term Incentive Awards” for details of the PSU Plan and Target Shareholder Return milestones. For accounting purposes, we selected the Monte Carlo model for valuation of the fair value. As at the start of the performance period, January 4, 2011 the Monte Carlo valuation for the PSU was $31.00 per PSU. As at December 31, 2011, the Monte Carlo valuation for the PSU was $8.51 for the three year performance period. Mr. J. Smith received 27,100 LTI PSUs, Mr. Yip received 6,000 LTI PSUs, Mr. DeCooman received 4,900 LTI PSU and Mr. D. Smith received 4,900 LTI PSUs. Mr. Phillips was not employed in the capacity of Senior Vice President Operations and Development at the date of the PSU LTI grant and therefore, did not receive a grant.

(9)

Restricted Share Units (“RSUs”) were granted on March 9, 2011, and vest in three equal installments over three years on each anniversary date of grant. The fair value at the date of grant was $28.78. The vested RSUs are automatically redeemed on the anniversary date of the grant and the redemption value is calculated by multiplying the number of vested RSUs by the Company’s 5 day VWAP share price on the date preceding the RSU vesting. The redemption amount less statutory withholdings is then paid to the RSU participant.

(10)

Mr. Smith was eligible to receive a bonus of $281,250 in accordance with the terms of our Short Term Incentive Plan but he recommended that he not receive his annual incentive award for the year ended December 31, 2011 and the Compensation Committee and Board concurred with his recommendation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option Based Awards

The following table sets out all option-based awards outstanding for each Named Executive Officer at December 31, 2011.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
John Smith	54,500(3)	23.14	Jan 27, 2018	Nil	54,200(4)	Nil(4)	Nil
President and	500,000(2)	17.38	Aug 13, 2020	Nil
CEO
Matthew	5,000(3)	28.78	Mar. 9, 2018	Nil	3,000(5)	41,593	Nil
Freeman	10,000(2)	17.38	Aug. 13, 2020	Nil
Interim Chief
Financial
Officer
Joe Phillips	150,000(3)	28.98	Mar. 28, 2018	Nil	N/A	Nil(4)	Nil
Senior Vice
President
Operations and
Development
W. John	9,900(3)	23.14	Jan. 27, 2018	Nil	14,700(4)	Nil(4)	Nil
DeCooman	10,000(1)	24.41	Dec. 16, 2019	Nil
Vice President,	26,667(1)	23.57	May 15, 2019	Nil
Business
Development
and Strategy
David Smith	9,900(3)	23.14	Jan. 27, 2018	Nil	14,700(4)	Nil(4)	Nil
Vice President,	85,000(1)	24.61	Dec. 14, 2019	Nil
Human
Resources

(1)	Options awarded during the year ended December 31, 2009 vest one-third per year commencing on May 16, 2010, December 14, 2010 and December 16, 2010 and each have a ten year term.

(2)	Options awarded during the year ended December 31, 2010 vest one-third per year commencing on August 13, 2011 and have a ten year term.
(3)	Options awarded during the year ended December 31, 2011 vest one-third per year commencing on January 27, 2012, March 9, 2012 and March 28, 2012 and have a seven year term.
(4)

PSUs granted in 2011 have a performance period of December 31, 2012 and December 31, 2013, respectively. PSUs are paid dependent on the achievement of Target Milestones. See “Named Executive Compensation – Long Term Incentive Awards”. If the Company’s TSR is less than the 25th percentile compared to the TSR of the comparator group at the time of grant, the PSUs will have a performance percentage of 0% and the award will have no value.

(5)

The RSUs were granted on March 9, 2011, and the initial one third of this grant vested on March 9, 2012. Calculated using the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.017 at December 31, 2011.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards vested or earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
John Smith	1,624,309(2)	N/A	Nil
Tom S.Q. Yip	35,218(3)	N/A	Nil
Matthew Freeman	32,483(2)	N/A	Nil
Joe Phillips	N/A	N/A	Nil
W. John DeCooman	47,491(1)	N/A	Nil
David Smith	N/A	N/A	Nil

(1)

On May 15, 2011, Mr. DeCooman had 13,333 stock options vest. Calculated based on the difference between the market price of the shares on the TSX on May 16, 2011 (C$27.04) and the exercise price of the stock options being C$23.57, converted to US dollars at the US dollar/Canadian dollar exchange rate of 0.9742 at May 16, 2011.

(2)

On August 13, 2011, Mr. J. Smith had 166,666 stock options vest and Mr. Freeman had 3,333 stock options vest. Calculated based on the difference between the market price of the shares on the TSX on August 15, 2011 (C$26.93) and the exercise price of the stock options being C$17.38, converted to US dollars at the US dollar/Canadian dollar exchange rate of 0.9799 at August 15, 2011.

(3)

On December 11, 2011, Mr. Yip had 10,000 stock options vest. Calculated based on the difference between the market price of our shares on the TSX on December 12, 2011 (C$14.95) and the exercise price of the option (C$11.50). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 0.9796 at December 12, 2011.

Termination and Change of Control Benefits

Transition Agreement with Tom S.Q. Yip, Former Vice President, Finance and Chief Financial Officer

On August 15, 2011, the Company and Tom Yip entered into a transition agreement in conjunction with Mr. Yip’s resignation as the Company’s Vice President, Finance and Chief Financial Officer, effective August 31, 2011. Pursuant to the terms of the transition agreement, Mr. Yip was paid C$487,500 representing 18 months of his annual base salary and C$132,520 for payment in lieu of bonus, based on the average annual bonus earned in the three immediately preceding years. Under the terms of the transition agreement, Mr. Yip’s existing stock options continued to vest and be exercisable until the end of the transition period, which concluded on December 31, 2011, after which all of Mr. Yip’s stock options expire. In addition Mr. Yip was also provided with a one-time relocation assistance payment of C$35,000 (less applicable taxes), continuation of his employer provided benefits (medical, dental and life insurance) and the use of his Company provided cellular phone (up to C$500 per month) for the duration of the agreement. All of these benefits ceased upon Mr. Yip commencing new employment.

Named Executive Officer Termination and Change of Control Benefits

The following discussion applies to our Named Executive Officers except Matthew Freeman, our interim Chief Financial Officer, who does not have an executive employment agreement with the Company.

We have entered into employment agreements with each of our Named Executive Officers, except for Mr. Freeman who was appointed interim Chief Financial Officer in 2011. Under the terms of the employment agreements, these Named Executive Officers are entitled to compensation, based on their remuneration at the time, in the event of termination without cause and on a termination without cause or for good reason, within 12 months of a change of control of the Company. No Named Executive Officer is entitled to compensation on resignation, retirement or termination for cause. A change of control, in general, occurs when a person or group of persons acting together through a transaction or series of transactions beneficially acquire or exercise control or direction over 25% or more of our common shares. Any such compensation payable to a Named Executive Officer is required to be paid to him within 30 days of the termination of the Named Executive Officer’s employment. The events selected for triggering payment in connection with termination without cause and on a change of control were determined by the Compensation Committee, with advice from independent consultants, based on industry standards at the time the agreements were entered into with the Named Executive Officers.

In respect of termination without cause, each of our Named Executive Officers is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executive Officers on termination without cause assuming termination on December 31, 2011.

Name(3)(4)(5)	Base Salary(1)(3) ($)	Bonus(2)(3) ($)	Option-Based Awards ($)(5)	All Other Compensation ($)	Total ($)
John Smith	1,263,775	623,462	Nil	N/A	1,887,237
Joe Phillips	788,596	596,502	Nil	N/A	1,385,098
W. John DeCooman	576,281	256,323	Nil	N/A	832,604
David Smith	509,554	261,095	Nil	N/A	770,649

(1)	24 months’ base salary for all Named Executive Officers.
(2)	Two times the average annual bonus earned by the Named Executive Officers in the three immediately preceding years using the target bonus for incomplete years.
(3)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(4)	Matthew Freeman’s employment terms do not include a change of control provision.
(5)	As at December 31, 2011, there were no stock option awards that were in the money.

If within 12 months following a change of control, a Named Executive Officer’s employment is terminated without cause, or a Named Executive Officer terminates his employment for Good Reason (as described below), each of our Named Executive Officers, other than John Smith, our CEO, is entitled to a lump sum payment equal to (i) 24 months of base salary, and (ii) two times the average annual bonus earned by the Named Executive Officer in the three immediately preceding years. Our CEO is entitled to a lump sum payment equal to (i) 36 months of base salary, and (ii) 3 times the average annual bonus earned by the CEO in the three immediately preceding years. In addition, if on a change of control, the acquiring company does not exchange options held by a Named Executive Officer for the acquiring company’s stock options without a material financial loss to the Named Executive Officer, any outstanding unvested options granted to the Named Executive Officer under our stock option plan shall become 100% vested and exercisable on the Named Executive Officer’s last day of employment.

“Good Reason” will arise within 12 months following a change of control where a Named Executive Officer is induced to resign or terminate his employment for, amongst other reasons, an adverse change in his position, duties, or responsibilities, or reporting relationship that is inconsistent with his title or position, a reduction of his base salary, or aggregate level of benefits, or relocation of his principal office outside of Vancouver, British Columbia.

Each Named Executive Officer is required to (a) not disclose or use for any purpose any of our confidential information following termination and (b) sign a full release acceptable to us prior to receiving any payment as a result of termination following a change of control.

The table below sets out the estimated incremental payments, payables and benefits due to each of the Named Executives Officers for termination on a change of control assuming termination on December 31, 2011.

Name (5)	Base Salary(1)(4) ($)	Bonus(2)(4) ($)	Option-Based Awards(3)(4)(6) ($)	Share Based Awards ($)(7)	All Other Compensation ($)	Total(4) ($)
John Smith	1,895,663	935,194	Nil	513,807	Nil	3,344,664
Joe Phillips	788,596	596,502	Nil	N/A	Nil	1,385,098
W. John DeCooman	576,281	256,323	Nil	162,754	Nil	995,358
David Smith	509,554	261,095	Nil	162,754	Nil	933,403

(1)	24 months’ base salary for Named Executive Officers other than John Smith the Company’s Chief Executive Officer who receives 36 months base salary.
(2)

Two times the average annual bonus earned by all Named Executive Officers in the three immediately preceding years using the target bonus for incomplete years other than John Smith, our Chief Executive Officer, who receives three times the average annual bonus earned, using the target bonus for incomplete years.

(3)

Assumes no exchange of options held by Named Executive Officers for acquiring company’s stock options and the vesting of all outstanding options. Calculated based on the difference between the market price of our shares on the TSX on December 31, 2011 (C$14.10) and the exercise price of the option.

(4)	Lump sum payments are paid in Canadian dollars, amounts are converted using the US dollar/Canadian dollar average exchange rate of 0.9891 for 2011.
(5)	Matthew Freeman’s employment terms do not include a change of control provision.
(6)	As at December 31, 2011, there were no stock options that were in the money.
(7)

In the event of a change of control if the termination date is on or after the date which is one half way through the applicable performance period, all unvested PSUs held are deemed to be vested PSUs based on an assumed performance percentage of 100% and shall be redeemed at a cash amount equal to the market value of the shares at the termination date. If the termination date is before the date which is one-half way through the Performance Period applicable to the PSUs held, all unvested PSUs held by such Designated Participant shall immediately be deemed to be Vested PSUs as of the termination date based on an assumed Performance Percentage of 100% and the Company shall redeem such Vested PSUs by paying, as of the Redemption Date, a cash amount calculated by multiplying the Market Value of such vested PSUs as of the termination date by the proportion of the Performance Period which has elapsed as of the termination date.

Director Compensation

2011 Director Compensation Table

The following table sets out all amounts of compensation provided to our directors, other than Mr. John Smith, our President and CEO, for the year ended December 31, 2011.

Name	Fees earned ($)(1)	Share-based awards(1)(2) ($)	Option-based awards ($)	All other compensation ($)	Total ($)(1)
A.E. Michael Anglin	-	117,106	Nil	Nil	117,106
John R. Brodie, FCA	50,761	77,582	Nil	Nil	128,343
Richard C. Campbell, MBE	65,716	60,661	Nil	Nil	126,377
David L. Johnston(3)	13,902	44,232	Nil	Nil	58,134
Richard D. Paterson	-	124,552	Nil	Nil	124,552
Peter W. Tomsett	111,212	121,322	Nil	Nil	232,534

(1)

All amounts are paid in Canadian dollars. Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011.

(2)	Our Board of Directors adopted a deferred share unit plan effective July 1, 2008.
(3)	Mr. Johnson retired from the Board on May 11, 2011.

Our Board of Directors adopted a deferred share unit (“DSU”) plan effective July 1, 2008 to more closely align the interests of our directors with the interests of our shareholders. With the adoption of the DSU plan, our directors will no longer receive option awards. Under our DSU plan: (a) directors are awarded annual DSU grants and directors may elect to receive all or a portion of their annual retainer fees in DSUs, (b) the number of DSUs to be received is calculated by dividing the dollar value of the DSUs to be received by the market price of our common shares on the date the DSUs are credited to a director’s account, (c) DSUs are credited to a director’s account pro rata on a quarterly basis and (d) DSUs cannot be redeemed until the director ceases to be a member of the Board of Directors. Upon redemption of DSUs, we will pay to a director a lump sum cash amount equal to the aggregate number of DSUs that have been credited to the account of that director multiplied by the market price of our common shares at the time of redemption.

Directors are awarded an annual DSU amount equivalent to C$60,000 and the Chairman C$120,000 paid quarterly. The following table provides a breakdown of fees earned by our directors, other than Mr. John Smith our President and CEO, who does not receive DSUs, for the year ended December 31, 2011. The directors may elect to have their fees paid in cash or DSUs. In March 2012, after a peer review of director compensation was conducted by Semler Brossy, the Directors approved an increase in the annual DSU amount by an equivalent of C$5,000 DSUs per quarter to each Non-Employee Director, to be included in the quarterly awards going forward.

For 2011, each of our directors, save for Mr. Tomsett, received an annual director retainer of C$45,000; each committee member, excluding the committee chair, received an annual retainer of C$5,000; the Audit Committee chair received an annual retainer of C$15,000; and the other committee chairs received an annual retainer of C$10,000. Mr. Tomsett, as the chair of our Board of Directors, receives an annual board chair retainer fee of C$110,000, in place of the annual director retainer fee, annual committee member retainer fee and annual committee chair retainer fee. These retainer fees may be awarded in either cash or DSUs.

Silver Standard provides each Director the option of having an annual private medical examination.

Name	Retainer Fee ($)(2)	Committee Retainer Fee ($)(2)	Committee Chair Retainer Fee ($)(2)	Annual DSU Grant(2) ($)	Total Fees Earned ($)(2)	Fees taken in DSUs ($)(1)(2)	Fees Taken in Cash ($)(2)
A.E. Michael Anglin	45,496	7,021(4)	3,928(4)	60,661	117,106	117,106	-
John R. Brodie, FCA	45,496	7,021(4)	15,165	60,661	128,343	77,582	50,761
Richard C. Campbell, MBE	45,496	10,110	10,110	60,661	126,377	60,661	65,716
David L. Johnston(3)	22,748	5,055	-	30,331	58,134	44,232	13,902
Richard D. Paterson	45,496	8,285(4)	10,110	60,661	124,552	124,552	-
Peter W. Tomsett	111,212	-	-	121,322	232,534	121,322	111,212

(1)	Under our deferred share unit plan, a director may elect to receive all or a portion of his annual retainer fees as DSUs.
(2)	Directors are remunerated in Canadian dollars and amounts contained in this table were converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011.
(3)	Mr. Johnson resigned as a director as of May 11, 2011 and redeemed his DSUs on August 15, 2011.
(4)

Due to movement between Committees, Messrs. Anglin, Brodie and Paterson received pro rata amounts in respect of their membership during the year on the Safety and Sustainability, Audit and Corporate Governance and Nominating Committees.

The Compensation Committee reviews board compensation on an annual basis and recommends revisions to the annual retainers paid to the Board of Directors when warranted in the circumstances. In addition, the Board of Directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director.

Outstanding Option Based Awards

The following table sets out all option based awards outstanding for each of our directors, other than Mr. John Smith, our President and CEO (who in 2011 received no additional compensation for his service as a director) at December 31, 2011.

Option-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (1) ($)
A.E. Michael Anglin	50,000	29.02	August 7, 2013	Nil
John R. Brodie, FCA	14,000	36.14	December 18, 2012	Nil
Richard C. Campbell, MBE	50,000	29.02	August 7, 2013	Nil
Richard D. Paterson	50,000	29.02	August 7, 2013	Nil
Peter W. Tomsett	14,000	36.14	December 18, 2012	Nil

(1)

Calculated based on the difference of the market price of our shares on the TSX on December 31, 2011 (C$14.10) and the exercise price of the option. Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

Outstanding Share-Based Awards

The following table sets out the value of share based awards outstanding for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), as at December 31, 2011.

Name(2)	Number of DSUs (#)	Value of DSUs ($)(1)
A.E. Michael Anglin	17,665	244,913
John R. Brodie, FCA	12,562	174,163
Richard C. Campbell, MBE	13,342	184,978
Richard D. Paterson	19,324	267,914
Peter W. Tomsett	35,397	490,755

(1)

DSUs are only redeemable into cash upon a director ceasing to be a member of the board. Calculated based on the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

(2)

David L. Johnston ceased to be a Director in 2011 and redeemed 13,223 DSUs on August 15, 2011. The market value at the date of redemption was C$25.39, for total proceeds of C$335,704. Converted to US dollars using the average US dollar/Canadian dollar exchange rate of 0.9891 for 2011 being $339,404.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of incentive plan awards for each of our directors, other than Mr. John Smith our current President and CEO (who received no additional compensation for his services as a director), vested or earned during the year ended December 31, 2011.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($)
A.E. Michael Anglin	N/A	64,095	N/A
John R. Brodie, FCA	N/A	41,981	N/A
Richard C. Campbell, MBE	N/A	32,819	N/A
Richard D. Paterson	N/A	67,547	N/A
Peter W. Tomsett	N/A	65,634	N/A

(1)

Deferred share units vest immediately and are credited to each directors’ account pro-rata on a quarterly basis. Calculated based on the market price of our shares on the TSX on December 31, 2011 (C$14.10). Converted to US dollars using the US dollar/Canadian dollar exchange rate of 1.0170 at December 31, 2011.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as of the end of the Company’s most recently completed financial year with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	No. of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (C$)	Number of securities remaining available for future issuances under equity compensation plans
Equity compensation plans approved by securityholders	2,123,829	22.04	4,739,505
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,123,829	22.04	4,739,505

Stock options to purchase securities of the Company are granted to its directors, officers, employees and consultants on terms and conditions acceptable to the regulatory authorities in Canada. At the Company’s annual and special meeting held on May 11, 2011, the shareholders of the Company approved a stock option plan that reserved 8.5% of the issued and outstanding shares of the Company for issuance on exercise of stock options, including previously granted stock options.

Under our stock option plan, (a) the maximum number of shares reserved for issuance under the plan is 8.5% of our issued and outstanding shares, (b) the maximum number of Shares issuable to all Non-Employee Directors pursuant to the Plan, together with the maximum number of Shares issuable to Non-Employee Directors pursuant to all other Security Based Compensation Arrangements, at any time may not exceed 1% of the issued and outstanding Shares, (c) stock options in favor of any one individual may not exceed 5% of the issued and outstanding shares of common stock, (d) no stock option is transferable by the optionee other than by will or the laws of descent and distribution, (e) a stock option is exercisable during the lifetime of the optionee only by such optionee, (f) the maximum term of each stock option is ten years, with the vesting period determined at the discretion of the Board of Directors, and (g) the minimum exercise price for a stock option is equal to the greater of (i) the closing price of the Company’s shares on the Toronto Stock Exchange on the day preceding the date of grant; and (ii) the volume weighted average trading price of the common shares of the Company on the Toronto Stock Exchange, calculated by dividing the total value by the total volume of common shares traded, for the five trading days immediately preceding the granting of the option.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the Company’s most recently completed financial year, no informed person of the Company, nominee for director or any associate or affiliate of an informed person or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries. An “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercises control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company itself, if and for so long as it has purchased, redeemed or otherwise acquired any of its shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting other than the election of directors or the appointment of auditors. For the purpose of this paragraph, “Person” shall include each person or company: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company’s last financial year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person or company included in subparagraphs (a) or (b).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Company or any of its subsidiaries is indebted to the Company, or any of its subsidiaries, nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company, or any of its subsidiaries.

CORPORATE GOVERNANCE DISCLOSURE
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors of the Company, as a whole, is responsible for reviewing the overall governance principles of the Company and is responsible for any governance issues that may arise. National Instrument 58-101 - Disclosure of Corporate Governance Practices requires each reporting issuer to disclose its corporate governance practices on an annual basis. The following describes the Company’s corporate governance practices.

Board of Directors

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he or she has no direct or indirect material relationship with the Company. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Company.

Applying the definition set out in NI 52-110 as at December 31, 2011, five of the six members of the Board are independent. The members of the current Board who were independent in 2011 are A.E. Michael Anglin, John R. Brodie, FCA, Richard C. Campbell, MBE, Richard D. Paterson and Peter W. Tomsett. David L. Johnston, who resigned on May 11, 2011, was also an independent director. Mr. Smith is not independent by virtue of the fact that he is an executive officer of the Company. From January 19, 2010 until August 6, 2010, A.E. Michael Anglin served as the Company’s interim President and Chief Executive Officer while the Board searched for a successor to fill the role upon Robert A. Quartermain’s resignation on January 19, 2010. Mr. Anglin was not considered to be an independent director while he served as the Company’s interim President and CEO, however, the Board has determined that this previous relationship could not reasonably be expected to interfere with Mr. Anglin’s independent judgement. NI 52-110 provides that an individual will not be considered to have a material relationship solely because he or she has previously served as an interim CEO. After reviewing these circumstances, the Board has determined that Mr. Anglin is independent. At all times in 2011, a majority of the directors were independent.

Independent directors hold regularly scheduled, and ad hoc, meetings at which non-independent directors and members of management are not in attendance. At each regularly scheduled Board meeting the independent directors will hold an in camera session. Mr. Tomsett, an independent director, was appointed Non-Executive Chairman on May 14, 2008, and re-appointed at each subsequent annual meeting thereafter. The Chairman acts as chair of Board meetings, meetings of the independent members of the Board and acts as the liaison between management and the Board and attends all committee meetings ex officio.

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalent(s):

Name of Director	Reporting Issuer(s) or Equivalent(s)
A.E. Michael Anglin	Emberclear Corp.
John R. Brodie, FCA	Ag Growth International Inc., Augusta Resource Corporation and Wildcat Silver Corporation
John Smith	Pretium Resources Inc.
Peter W. Tomsett	North American Energy Partners Inc. and Talisman Energy Inc.

Interlocking Boards

None of the directors of the Company currently serve together on the board of any other company.

Attendance of Directors at Board and Committee Meetings

Since the beginning of the Company’s last financial year, the Board of Directors held a total of twelve meetings, six of which were held after the election of the directors at the 2011 Annual and Special Meeting. The attendance record of the directors at such meetings is as follows:

Summary of Attendance of Directors at Meetings
Directors	Board Meetings (12 Meetings)	Independent Director Meetings (5 Meetings) (1)	Audit Committee Meetings (6 Meetings)	Compensation Committee Meetings (7 Meetings)	Corporate Governance and Nominating Committee Meetings (5 Meetings)	Safety and Sustainability Committee Meetings (4 Meetings)
A.E. Michael Anglin	12	5	1 of 1	-	-	4
John R. Brodie, FCA	12	5	6	7	1 of 1	-
Richard C. Campbell, MBE	12	5	-	7	5	4
David L. Johnston	7 of 7 (2)	3 of 3 (2)	-	-	4 of 4 (2)	2 of 2 (2)
Richard D. Paterson	12	5	6	7	-	2 of 2
John Smith	12	-	-	-	-	-
Peter W. Tomsett	12	5	5 of 5	-	5	-
Overall Attendance Rate	100%	100%	100%	100%	100%	100%

(1)	At the end of each regularly scheduled meeting of the Board of Directors, other than as described below, the directors that are independent of management hold in camera meetings.
(2)	Mr. Johnston did not stand for re-election at the Company’s Annual General Meeting on May 11, 2011, and accordingly, he ceased to be a director as of that day.
(3)	Mr. Paterson was appointed to the Safety & Sustainability Committee on May 11, 2011.
(4)	Mr. Brodie was appointed to the Corporate Governance & Nominating Committee on May 11, 2011 and ceased to be a member on August 10, 2011.
(5)	Mr. Tomsett ceased to be a member of the Audit Committee on August 10, 2011.
(6)	Mr. Anglin was appointed to the Audit Committee and Corporate Governance & Nominating Committee on August 10, 2011.

Position Descriptions

The Board has developed a written position description for the Chair of the Board. The Board also requires that each chair of a Committee, among other things, ensures (i) effective functioning of the Committee, (ii) responsibilities of the Committee are well understood and (iii) that board functions, delegated to the Committees, are carried out.

The Board has developed a written position description for the CEO. The Board, on recommendation from the Compensation Committee, reviews and approves the annual personal objectives that the CEO is responsible for meeting and assesses the CEO’s performance against these objectives. Management is responsible for the day-to-day operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. During 2008, the Company adopted an electronic Board portal to facilitate the provision of resources to the Board. The Corporate Governance and Nominating Committee reviews, approves and reports to the Board on the orientation process for new directors. All directors have access to a board portal where Company information is continually posted. The Board and its committees also arrange meetings with management to provide a review of the nature and operations of the Company.

The Board provides continuing education for directors on an ad hoc basis in respect of issues that are necessary for them to understand to meet their obligations as directors. All of the directors are actively involved in their respective areas of expertise and have full access to our management. During 2011, the Board held planning meetings with management and members visited the Company’s operating and material properties and held a strategic and educational session. By our Board being composed of experienced professionals with a wide range of financial, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Corporate Governance and Nominating Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. If and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company, and reviewing the Company’s policies contained in the board portal. As each director has a different skill set and professional background, orientation and training activities are tailored to the particular needs and experience of each director. Directors are periodically provided with the opportunity to visit the Company’s properties to become familiar with the Company’s operations. Presentations by management and the Company’s advisors are also planned to provide ongoing director education. In November 2011, directors were provided with presentations on economics, politics and doing business in Latin America, disclosure, corporate governance and the Foreign Corrupt Practices Act, and its implications both generally and specifically to the Company. The Board also received a presentation on commodities and precious metals review.

Ethical Business Conduct

The Board of Directors has adopted a Code of Conduct, which has been filed on SEDAR and is available on the Company’s website at www.silverstandard.com.

Annual certification is required by each director, officer and employee of the Company acknowledging his or her respective obligations under the Code of Conduct and the availability of the Whistle Blower Policy (as described below).

No material change report has been filed since January 1, 2010, or ever, that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

If a director or executive officer has an interest in any transaction or agreement before the Board, the interested directors or executive officers are excused from the meeting, after any questions for them have been asked, so that a free discussion may follow. The interested director will not vote or participate in the decision.

The Board advocates a high standard of integrity for all its members and the Company. As part of its responsibility for the stewardship of the Company, the Board seeks to foster a culture of ethical conduct by requiring the Company to carry out its business in line with high business and moral standards and applicable legal and financial requirements. In this regard, the Board has: established a Corporate Governance and Nominating Committee; established a Code of Conduct and Whistle Blower policy (which details complaint procedures for financial concerns), and requires all directors, officers and employees to acknowledge having read and understood annually the Code of Conduct and Whistle Blower policy; and encourages management to consult with legal and financial advisors to confirm the Company is meeting its requirements.

Nomination of Directors

The Corporate Governance and Nominating Committee has the responsibility of, among other things, recommending to the Board, on an annual basis, nominees for election as directors for the next annual meeting of shareholders and nominees for appointment to committees of the Board and analyzing the needs of the Board when vacancies arise on the Board and recommending nominees who meet such needs. The Corporate Governance and Nominating Committee is comprised of A.E. Michael Anglin, Chair, Richard C. Campbell, MBE and Peter W. Tomsett. Although not considered to be independent under NI 52-110 during the period in 2010 while he served as interim President and Chief Executive Officer, the Board of Directors are of the opinion that Mr. Anglin's independence after 2010 was not compromised due to him serving in such role. All members of the Corporate Governance and Nominating Committee are independent. In reviewing potential candidates, the Corporate Governance and Nominating Committee will review the competencies and skills of potential candidates against those that the Committee considers the Board as a whole should possess. This assessment involves the exercise of the Corporate Governance and Nominating Committee’s independent judgment regarding potential candidate qualifications, skills and experience, with a view to the effective functioning of the Board. Any new appointees or nominees to the Board must have a favourable track record in general business management, special expertise in areas of strategic interest to the Company, the ability to devote the time required and a willingness to serve as a director. The Committee may retain external consultants or advisors to conduct searches for appropriate potential director candidates if necessary. On this basis, the Committee makes recommendations to the Board regarding potential director candidates.

The Company has implemented a majority voting policy for directors. Information on the majority voting for directors is set out in this Information Circular under the heading Majority Voting for Directors.

Directors’ Compensation

The Compensation Committee is comprised of the following independent directors, Richard D. Paterson, Chair, John R. Brodie, FCA and Richard C. Campbell, MBE. The Compensation Committee reviews directors’ compensation annually and makes recommendations to the Board. In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies. The Compensation Committee also monitors, and makes recommendations to the Board in respect of, the performance of senior management and recommends the approval of their compensation to the independent members of the Board. More detailed disclosure of Board and executive compensation can be found in this Information Circular under the heading Executive Compensation.

The Compensation Committee has the responsibility for reviewing executive management’s direct remuneration and all stock option and PSU grants for approval by the independent members of the Board.

The President’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. The compensation committee has retained Towers-Watson as its independent compensation advisor since 2008. Towers-Watson provides the Compensation Committee with advice and counsel on matters relating to: executive compensation principles; review and design of all major compensation programs; review of compensation philosophy; advising on governance trends as they apply to compensation practices; providing market data relating to competitive practices and trends; and additional projects as requested by the Chair of the Compensation Committee. In 2011, Towers-Watson fees to the Company were C$6,773. The Compensation Committee has also utilized the services of Semler Brossy for specific consultative projects in 2011, namely an independent review of our new compensation program and to conduct research on executive ownership guidelines and programs. In addition to these two firms, management also engages The Hay Group for compensation data services. In March 2012, after a peer review of director compensation was conducted by Semler Brossy, the directors approved an increase in the annual DSU amount by an equivalent of C$5,000 DSUs per quarter to each Non-Employee director, to be included in the quarterly awards going forward.

Board Mandate

The mandate of our Board of Directors is to supervise the management of our business and affairs and in doing so to act honestly and in good faith with a view to the best interests of Silver Standard and to exercise the care, diligence and skill that a reasonably prudent individual would exercise in comparable circumstances.

In supervising the management of our business and affairs, our Board of Directors, among other things:

  reviews and approves strategic plans prepared or updated by management on an annual basis and monitors annual progress in relation to strategic plans;

  reviews and approves programs and budgets for each fiscal year and monitors progress of programs and budget against approved objectives;

  monitors the integrity of our financial statements;

  monitors our compliance with legal and regulatory requirements;

  monitors and evaluates the performance of management, establishes compensation programs and succession planning and determines compensation of the CEO and senior management;

  oversees management’s implementation of environmental, community and health and safety policies and programs;

  assists management in identifying our principal business risks; and

  ensures that management implements the required systems and policies to manage our business in accordance with all regulatory requirements and in the best interests of our shareholders.

Committees of the Board of Directors

In order to assist the Board of Directors in carrying out its mandate, the Board of Directors has established four committees:

1.	Audit Committee, which carries out its functions in accordance with the Audit Committee Charter;

2.	Compensation Committee, which carries out its functions in accordance with the Compensation Committee Charter;

3.	Corporate Governance and Nominating Committee, which carries out its functions in accordance with the Corporate Governance and Nominating Committee Charter; and

4.	Safety and Sustainability Committee, which carries out its functions in accordance with the Safety and Sustainability Committee Charter.

Their mandates and memberships are outlined below. All committee charters are reassessed annually by each respective committee. All committee charters are posted on our website www.silverstandard.com.

Audit Committee

The Audit Committee, comprised of John R. Brodie, FCA, Chair, Richard D. Paterson and A.E. Michael Anglin, has the responsibility of, among other things, recommending the independent auditor to the Board; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; evaluating the qualifications, performance and independence of the independent auditor; reviewing and recommending approval to the Board of our annual and quarterly financial results and management discussion and analysis; and overseeing the establishment of “whistle-blower” and related policies. Each member of the Audit Committee is an independent director pursuant to NI 52-110. NI 52-110 requires the Company’s Audit Committee to meet certain requirements. It also requires the Company to disclose certain information regarding the Audit Committee. That information has been disclosed in the Company’s Form 20F for the fiscal year ended December 31, 2011, filed as an alternative Annual Information Form, which has been filed on SEDAR (see Additional Information at the end of this Information Circular). The Company is listed on both the Toronto Stock Exchange and the Nasdaq Global Market (“Nasdaq”) and, although the Company is not required to comply with all of Nasdaq’s corporate governance requirements as if it were a U.S. corporation, our governance practices comply with the Nasdaq requirements as if we were a U.S. domestic issuer, except that A.E. Michael Anglin would not be permitted to serve on the Audit Committee under Nasdaq listing rules due to the fact that he participated in the preparation of financial statements by virtue of holding the position of interim President and Chief Executive Officer of the Company from January 19, 2010 to August 6, 2010, while the Company searched for a replacement CEO due to the resignation of Robert A. Quartermain. Mr. Anglin is not prohibited under Canadian requirements from serving on the Company’s Audit Committee. The Board has determined that A.E. Michael Anglin has no direct or indirect material relationship with the Company which could interfere with his exercise of judgement and that he is an independent director.

Compensation Committee

The Compensation Committee, comprised of Richard D. Paterson, Chair, John R. Brodie, FCA and Richard C. Campbell, MBE, has the responsibility for recommending to the independent members of the Board executive and management direct remuneration and LTI’s in the form of PSUs and stock options. The President and CEO’s function in relation to the Compensation Committee is to make specific recommendations on remuneration with supporting commentary on individual performance and industry standards. Each of the members of the Compensation Committee is an independent director.

The Compensation Committee has the sole responsibility for recommending the compensation of the President and CEO for approval by the Board’s independent directors, and reviews the compensation of the President and CEO and the senior officers on an annual basis. Detailed disclosure about Executive Compensation can be found in this Information Circular under the heading Executive Compensation.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of A.E. Michael Anglin, Chair, Richard C. Campbell, MBE and Peter Tomsett. Each member of the Corporate Governance and Nominating Committee is an independent director. The Committee is responsible for: assisting the Board of Directors by reviewing the corporate governance policies and procedures of the Company; identifying individuals qualified to become Board members, and recommending to the Board the director nominees for the next annual meeting of shareholders; in the event of any vacancy on the Board, by identifying individuals qualified to become Board members; and recommending to the Board qualified individuals to fill any such vacancy and recommending to the Board director nominees for each Board committee. The Corporate Governance and Nominating Committee is responsible for proposing new nominees to the Board. This committee is also responsible for identifying required competencies and characteristics of potential directors.

Safety and Sustainability Committee

The Safety and Sustainability Committee is comprised of Richard C. Campbell, MBE, Chair, A.E. Michael Anglin and Richard D. Paterson. The Committee is responsible for, among other things, monitoring our safety, health, security, environment and community relations performance on behalf of the Board and assessing the effectiveness of our safety, health, security, environment and community relations policies and practices. Each member of the Safety and Sustainability Committee is an independent director.

Assessments

The Corporate Governance and Nominating Committee reviews, at a minimum on an annual basis, the overall effectiveness of the Board, committees and individual directors. The Board assesses performance based on attendance, relevant expertise and contributions to, and participation in, meetings of the Board and committees. In 2011, a formal Board, Committee and Chair Evaluation questionnaire and individual director self-assessment was prepared and completed by each director. The Board evaluation form asks the directors to assess the effectiveness of the following matters: board organization and structure; board culture; board information and resources, managing the affairs of the board, management and human resources; strategy and plans; financial and corporate issues; business risk and management; policies and procedures; shareholder and corporate communications; legal obligations, and general open ended questions about the effective working relationships of the Board and ways to enhance Board performance. The board evaluation process was designed to provide directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The directors also completed a self-assessment questionnaire and committee and board chair performance reviews. The Corporate Governance and Nominating Committee asks each director to complete the web-based questionnaires for return to the Company’s Corporate Secretary to summarize the results for the Corporate Governance and Nominating Committee Chair. The Corporate Governance and Nominating Committee Chair will then discuss with individual directors the questionnaires if necessary, and report the results to the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee will review the results and make any necessary recommendation to the Board for adoption.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. For a description of fees paid to PricewaterhouseCoopers LLP for the fiscal year ended December 31, 2010 and December 31, 2011 please refer to the Company’s Form 20-F filed on SEDAR, as an alternative Annual Information Form.

The persons named in the enclosed Proxy will vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, as the Company’s auditor to hold office until the next annual general meeting of the shareholders, at a remuneration to be set by the directors, unless instructed otherwise.

PricewaterhouseCoopers LLP, has served as the Company’s auditor since 1998.

PARTICULARS OF MATTERS TO BE ACTED UPON

Confirmation of Shareholders Rights Plan

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to approve a resolution confirming the shareholder rights plan (the “Rights Plan”) adopted by the Board of Directors (the “Board”) on March 9, 2012. On that date, the Company entered into a shareholder rights plan agreement (the “Rights Agreement”) with Computershare Investor Services Inc., which gives effect to the Rights Plan. The Rights Plan became effective on March 9, 2012, subject to shareholder ratification as required by the TSX and the Rights Agreement. Such ratification requires the approval of the resolution confirming the Rights Plan by a majority of votes cast by the shareholders of the Company and a majority of votes cast at the Meeting by “Independent Shareholders”, which are all shareholders other than, generally, an Acquiring Person (as described below) or a person making a take-over bid for the Voting Shares (as described below) and any affiliate or associate of, or any person acting jointly or in concert with, either of them. The Company is not aware of any shareholder which is not an Independent Shareholder and therefore required to be excluded from such vote.

The Rights Plan has successive three-year terms and will expire at the close of the Company’s annual meeting in 2015 and at every third annual meeting of the Company thereafter, unless it is reconfirmed by shareholders at such meeting or otherwise terminated in accordance with its terms prior to that time.

The Board believes that the Rights Plan preserves the fair treatment of shareholders, is consistent with current best Canadian corporate governance practices and addresses institutional investor guidelines. The Rights Plan is similar to shareholder rights plans adopted recently by several other Canadian issuers and approved by their security holders.

Background and Purpose of the Rights Plan

The objectives of the Rights Plan are to ensure, to the extent possible, that the shareholders and the Board have sufficient time to consider and evaluate any unsolicited take-over bid for the Company, to provide the Board with sufficient time to properly develop and pursue alternatives to any unsolicited take-over bid that could maximize value for shareholders and to ensure that shareholders are treated fairly in connection with any take-over bid or other acquisition of control of the Company.

Prior to adopting the Rights Plan, the Board considered the existing legislative framework for take-over bids in Canada and noted several concerns. Current securities legislation permits a take-over bid to expire 35 days after it is commenced. The Board does not believe that this is sufficient time to allow shareholders to consider a take-over bid and make a careful and reasoned decision as to whether or not to tender their securities to it. The Board also considers that this is insufficient time to enable the Board to develop and pursue any favourable alternatives for maximizing shareholder value. As a result, shareholders may feel compelled to tender their securities to a take-over bid, even if they consider it to be inadequate, out of a concern that, in failing to do so, they may be left with illiquid or minority discounted shares.

Further, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders dispose of shares at a premium to the market price which is not shared by the other shareholders.

The Board is not aware of any pending, threatened or contemplated take-over bids for the Company. Moreover, in recommending the confirmation of the Rights Plan, it is not the intention of the Board to preclude a bid for control of the Company. Rather, the Rights Plan encourages a potential acquirer to proceed by way of a Permitted Bid (as described below), which requires the take-over bid to satisfy specified minimum standards designed to promote fairness.

If, however, a take-over bid does not proceed by way of a Permitted Bid and the Rights Plan is not waived by the Board in accordance with its terms, then the Rights Plan provides that holders of Common Shares and any other securities of the Company entitled to vote generally in the election of directors (the Common Shares and such other securities, collectively, “Voting Shares”), other than the acquirer, will be able to purchase additional Common Shares at a significant discount to their market price. This has the effect of exposing the person making the take-over bid to a substantial dilution of its holdings.

The Rights Plan is not expected to interfere with the Company’s day-to-day operations and will not in any way alter the financial condition of the Company or impede its business plans. It will not preclude shareholders from utilizing the proxy mechanisms under the Business Corporations Act (British Columbia) and securities laws to promote a change in the Board or to requisition a meeting of shareholders to submit proposals relating to the business or affairs of the Company for consideration at such meeting. However, if a Flip-in Event (as described below) occurs and the Rights (as described below) separate from the Common Shares, reported earnings per Common Share and reported cash flow per Common Share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Shareholders Rights Plan

The following is a summary of the terms of the Rights Plan, which is qualified in its entirety by, and subject to reference to, the actual provisions of the Rights Plan. A copy of the Rights Agreement is available on SEDAR at www.sedar.com and will also be made available upon request by contacting the Corporate Secretary of the Company.

Pursuant to the Rights Plan:

(a)	one right (a “Right”) has been issued and is attached to each Common Share outstanding at the close of business on March 9, 2012 (the “Record Time”); and

(b)	one Right will be issued and attached to each Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time (each, as described below).

Acquiring Person

An “Acquiring Person” is a person that beneficially owns 20% or more of the outstanding Voting Shares.

An Acquiring Person does not, however, include: (i) the Company or any subsidiary of the Company; (ii) an underwriter or members of a banking or selling group that becomes the beneficial owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Company; or (iii) any person that becomes the beneficial owner of 20% or more of the outstanding Voting Shares as a result of certain exempt transactions.

These exempt transactions include where any person becomes the beneficial owner of 20% or more of the Voting Shares as a result of, among other things: (i) an acquisition or redemption by the Company or a subsidiary of the Company of Voting Shares which, by reducing the number of Voting Shares outstanding or which may be voted, increases the proportionate number of Voting Shares beneficially owned by any person; (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below); (iii) a share acquisition in respect of which the application of the Rights Plan has been waived by the Board pursuant to the provisions of the Rights Plan or a share acquisition which occurs pursuant to a dividend reinvestment plan; or (iv) the pro rata acquisition by a person of Voting Shares as a result of: an acquisition pursuant to a stock dividend, a stock split or other event pursuant to which a person becomes a beneficial owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares; the acquisition or exercise of rights to purchase Voting Shares or securities convertible into or exchangeable for Voting Shares distributed to all holders of Voting Shares pursuant to a rights offering; or a distribution of Voting Shares or securities convertible into or exchangeable for Voting Shares made pursuant to a prospectus or by way of a private placement or by exercise, conversion or exchange of any such convertible or exchangeable security.

Flip-in Events

Until the Separation Time, each Right will have an exercise price equal to four times the market price of one Common Share from time to time. From and after the Separation Time, the exercise price of each Right will be equal to four times the market price of one Common Share as at the Separation Time. In any case, the exercise price of the Rights will be subject to certain anti-dilution adjustments.

A “Flip-in Event” occurs if a person becomes an Acquiring Person (by acquiring 20% or more of the outstanding Voting Shares, other than by way of a Permitted Bid or pursuant to certain other exempt transactions set out in the Rights Plan). Upon the occurrence of a Flip-in Event: (i) any Rights held by an Acquiring Person or affiliates or associates of the Acquiring Person, or any other person acting jointly or in concert with any of them, will become void; and (ii) the holders of all other Rights will be entitled to acquire, on the exercise of each Right, the number of Common Shares having an aggregate market price on the date of the consummation or occurrence of such Flip-in Event equal to four times the exercise price of the Right for an amount in cash equal to such exercise price.

Generally, the market price of Common Shares is the average of the daily closing prices per share on each of the 20 consecutive trading days through and including the trading day immediately preceding the date of determination, subject to certain exceptions. A trading day is a day on which the stock exchange or exchanges on which the Common Shares are listed or admitted to trading is open for the transaction of business.

Separation Time

The Rights will separate from the Voting Shares and will be exercisable from and after the “Separation Time”, which occurs at the close of business on the 10th trading day after a person has acquired, or commenced or announced a take-over bid to acquire, 20% or more of the Voting Shares, other than pursuant to a Permitted Bid or a Competing Permitted Bid.

Trading of Rights

Until the Separation Time, the Rights trade with the Voting Shares and are represented by the same share certificates as the Common Shares or other Voting Shares. From and after the Separation Time and prior to the Expiration Time, the Rights will be evidenced by rights certificates and trade separately from the Voting Shares.

Permitted Bid Requirements

If a take-over bid is structured as a Permitted Bid, a Flip-in Event will not occur and the Rights will not become exercisable. The requirements of a “Permitted Bid” are that:

(a)	the take-over bid must be made to all holders of record of Voting Shares other than the offeror;

(b)

the take-over bid must not permit the offeror to take up or pay for any Voting Shares that have been tendered until 60 days after the take-over bid is made, and then only if at such time at least 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the take-over bid and not withdrawn;

(c)

the take-over bid must provide that Voting Shares may be deposited at any time during such 60- day period and that any Voting Shares deposited pursuant to the take-over bid may be withdrawn until they have been taken up and paid for; and

(d)

the take-over bid must provide that, if at least 50% of the Voting Shares held by Independent Shareholders are deposited pursuant to the take-over bid within such 60-day period, the offeror must make a public announcement of that fact and the take-over bid must remain open for an additional 10 business days from the date of the public announcement.

Competing Permitted Bids

The Rights Plan also allows competing Permitted Bids (each, a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid other than the requirement that no Voting Shares may be taken up or paid for until 60 days after such Competing Permitted Bid is made. However, a Competing Permitted Bid must provide that no Voting Shares may be taken up or paid for pursuant to such Competing Permitted Bid prior to the close of business on a date that is no earlier than the later of:

(a)	35 days after the date of such Competing Permitted Bid; and

(b)

the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid or Competing Permitted Bid that preceded such Competing Permitted Bid that is then outstanding for the Voting Shares.

Waiver and Redemption

The Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of record of Voting Shares. In such event, the Board is deemed to also have waived the application of the Rights Plan to any subsequent Flip-in Event that may occur in respect of any other take-over bid made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of the take-over bid in respect of which the Rights Plan has been waived.

The Board may also waive the application of the Rights Plan in respect of the occurrence of an inadvertent Flip-in Event. This may only occur, however, on the condition that the person who became an Acquiring Person in the Flip-in Event by inadvertence reduces its beneficial ownership of Voting Shares such that it is no longer an Acquiring Person within 10 days after the determination by the Board that the Flip-in Event occurred by inadvertence (or any earlier or later time specified by the Board).

Subject to the prior consent of the holders of Voting Shares, the Board may, before the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event that would result from an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than by reason of an inadvertent Flip-in Event.

Prior to the occurrence of a Flip-in Event and subject to the prior consent of the holders of Voting Shares or Rights, the Board may elect to redeem all of the then outstanding Rights at a redemption price of $0.00001 per Right.

Amendments

The Company may from time to time amend, vary or delete any provision of the Rights Plan and the Rights, provided that no amendment, variation or deletion made on or after the date of the Meeting may be made without the prior consent of the shareholders or the holders of Rights (except that the Rights Plan may be amended without the prior consent of, but subject to subsequent ratification by, the shareholders or holders of the Rights to correct any clerical or typographical error, to make such changes as are necessary in order to maintain the validity or effectiveness of the Rights Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules, or to cure any ambiguity or inconsistency).

Expiration Time

The “Expiration Time” occurs at the earlier of the termination of the Rights Agreement or the redemption of the Rights by the Board.

Fiduciary Duty of the Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board will continue to have the duty and power to take such actions and make such recommendations to the Company’s shareholders as are considered appropriate.

The Board believes that the Rights Plan is in the best interests of the Company and recommends that shareholders vote FOR the following resolution confirming the Rights Plan:

“RESOLVED THAT:

1.	The shareholder rights plan (the “Rights Plan”) evidenced by the shareholder rights plan agreement between Silver Standard Resources Inc. (the “Company”) and Computershare Investor

Services Inc., as rights agent, dated as of March 9, 2012, and the issuance of rights issued pursuant to the Rights Plan, all as more particularly described in the Information Circular of the Company for the Annual and Special Meeting to be held on May 9, 2012, are hereby authorized, ratified, confirmed and approved.

2.

Any one or more of the directors and officers of the Company are hereby authorized and directed to execute and deliver all such documents and to do or cause to be done all such other acts and things as they may deem necessary or desirable to give effect to or carry out the intent of this resolution.”

The management proxyholders named in the accompanying form of proxy intend to vote for the resolution confirming the Rights Plan, unless instructed otherwise.

ADDITIONAL INFORMATION

Additional information relating to the Company is on the SEDAR website at www.sedar.com under “Silver Standard Resources Inc.”

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year copies of which are mailed to shareholders who requested them, and are filed and available on SEDAR. Shareholders may request copies of the Company’s financial statements and MD&A by contacting the Corporate Secretary at 604-689-3846.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

APPROVAL AND SIGNATURE

The contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the Annual and Special Meeting, to each director of the Company, to the auditor of the Company, and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“John Smith”
John Smith
President and Chief Executive Officer